FARMER MAC
Federal Agricultural Mortgage Corporation
1133 21st Street N.W. Washington, D.C. 20036
202-872-7700, FAX 202-872-7713
800-879-FARM, www.farmermac.com

November 14, 2006

Mr. Paul Cline
Senior Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  Federal Agricultural Mortgage Corporation
    Form 10-K for Fiscal Year Ending December 31, 2005
    File No. 001-14951

Dear Mr. Cline:

Set forth below are the responses of the Federal Agricultural Mortgage Corporation (“the Company” or “Farmer Mac”) to your comment letter dated October 25, 2006 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (“the Form 10-K”). On November 9, 2006, Farmer Mac filed the following documents with the SEC:

•	Amended Annual Report on Form 10-K/A for the year ended December 31, 2005 (“Form 10-K/A”);
•	Amended Quarterly Report on Form 10-Q/A for the quarterly period ended March 31, 2006 (“Form 10-Q/A for first quarter 2006”);
•	Amended Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2006 (“Form 10-Q/A for second quarter 2006”); and
•	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 (“Form 10-Q for third quarter 2006”).

General

1.
In our letter dated August 17, 2006, we requested that management make certain representations to us. We note that outside counsel has made such representations on your behalf. We believe such representations should be made by management. In response to this comment letter, please represent to us:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Paul Cline
U.S. Securities and Exchange Commission
November 14, 2006

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Company Response

As requested by staff, the Company acknowledges, for the purposes of our letters dated September 22, 2006 and October 10, 2006 and this letter, that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K.

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Note 5: Farmer Mac Guaranteed Securities

2.	Please refer to prior comment 4. Please revise to include the disclosures required by paragraph 16 of SOP 03-3.

Company Response

At page 18 of its Form 10-Q for third quarter 2006, Farmer Mac included the required disclosures of paragraph 16 of SOP 03-3 in Note 2 to its interim unaudited condensed consolidated financial statements. As noted in Farmer Mac’s initial response and its proposed disclosure, Farmer Mac accounts for interest subsequent to purchase on such loans on the cash basis and therefore does not present information within the scope of paragraph 16a.(2) of SOP 03-3.

Disclosure:

Farmer Mac purchases defaulted loans from Farmer Mac I Guaranteed Securities and LTSPCs pursuant to its obligations under its respective contractual commitments. Farmer Mac records purchases of defaulted loans at their fair values. Fair values are determined by appraisal or management’s estimate of discounted collateral value, and represent the cash flows expected to be collected. Farmer Mac records, at acquisition, the difference between each loan’s acquisition cost and its fair value, if any, as a charge-off to the reserve for losses.

Mr. Paul Cline
U.S. Securities and Exchange Commission
November 14, 2006

Subsequent to the purchase, such defaulted loans are treated as nonaccrual loans and, therefore, interest is accounted for on the cash basis. Any decreases in expected cash flows are recognized as impairment. The following table presents information related to Farmer Mac’s purchases of defaulted loans as of September 30, 2006 and December 31, 2005 and for the three months and nine months ended September 30, 2006 and 2005.

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005
	(in thousands)

Fair Value at Acquisition Date	$1,128	$7,218	$5,693	$11,022
Contractually required payments
receivable	1,164	7,495	5,799	11,420
Impairment recognized subsequent
to acquisition	-	40	-	40

	September 30,	December 31,
	2006	2005
Outstanding balance	$45,343	$51,043
Carrying amount	41,539	47,544

Note 6: Financial Derivatives

3.
Please refer to prior comment 5 and revise to disclose if your assessment of the error in the application of the shortcut method is based upon the assumption that the long haul method was applied from inception or the assumption that no hedge accounting had been applied from inception. Please be advised that we believe an assumption of no hedge accounting is the appropriate method for assessing the error.

Company Response

Farmer Mac’s assessment of the error in the application of the short cut method is based upon the assumption that no hedge accounting had been applied from inception. The following is Farmer Mac’s disclosure at pages 38 and 132 of its Form 10-K/A regarding the error and restatement. Similar disclosure is found at pages:

•	24 and 29 of Farmer Mac’s Form 10-Q/A for first quarter 2006;
•	26 and 32 of Farmer Mac’s Form 10-Q/A for second quarter 2006; and
•	25 and 30 of Farmer Mac’s Form 10-Q for third quarter 2006.

Mr. Paul Cline
U.S. Securities and Exchange Commission
November 14, 2006

Disclosure:

The Corporation has determined that it did not meet the specific documentation requirements required by SFAS 133 to assume no ineffectiveness in its fair value hedge relationships or to apply hedge accounting to its fair value hedges. As a result, the Corporation’s designation of its financial derivatives as fair value hedges for the period from January 1, 2001 to December 31, 2005 did not meet the requirements of SFAS 133.

4.	Please refer to prior comment 6. Please provide us your intended revised disclosures in response to this prior comment.

Company Response

In light of SEC staff comments, Farmer Mac has recently concluded a reassessment of its documentation and accounting treatment of financial derivative transactions in accordance with SFAS 133, and related interpretations. Based on the reassessment, while the basis swaps entered into by the Company were highly effective economic hedges, the Company has determined that it was not appropriately applying hedge accounting in accordance with SFAS 133. In that regard, the following is the disclosure found at page 11 of Farmer Mac’s Form 10-Q for third quarter 2006.

Disclosure:

As of September 30, 2006, Farmer Mac had outstanding basis swaps with a related party with a notional amount of $193.0 million and a fair value of $3.2 million.  Those swaps hedge the interest rate basis risk related to loans Farmer Mac purchases that pay a Constant Maturity Treasury based-rate and the Discount Notes Farmer Mac issues to fund the loan purchases. Under the terms of those basis swaps which are not in designated hedge relationships, Farmer Mac pays Constant Maturity Treasury-based rates and receives LIBOR. See Note 3 “Related Party Transactions” in the Corporation’s Annual Report on Form 10-K/A for the year ended December 31, 2005, as filed with the SEC on November 9, 2006 for additional information on these related party transactions.  As of December 31, 2005, these swaps had an outstanding notional amount of $225.6 million and a fair value of $3.7 million.

5.	Please refer to prior comment 7. Please revise to clearly explain your hedging strategy specific to the loan purchase commitments and the strategy specific to the forecasted issuance of debt.

Company Response

In light of SEC staff comments, Farmer Mac has recently concluded a reassessment of its documentation and accounting treatment of financial derivative transactions in accordance with SFAS 133, and related interpretations. Based on the reassessment, while the agency forward sale contracts involving government-sponsored enterprise debt instruments and

Mr. Paul Cline
U.S. Securities and Exchange Commission
November 14, 2006

mortgage-backed securities entered into by the Company were highly effective economic hedges, the Company has determined that it was not appropriately applying hedge accounting in accordance with SFAS 133. In that regard, the following is the disclosure with respect to the Company’s hedging strategy for loan purchase commitments found at page 10 of Farmer Mac’s Form 10-Q for third quarter 2006.

Disclosure:

Farmer Mac manages the interest rate risk related to loans it has committed to acquire, but has not yet purchased and permanently funded through the use of forward sale contracts on mortgage-backed securities and the debt of other GSEs and futures contracts involving U.S. Treasury securities. Farmer Mac uses forward sale contracts on GSE securities to reduce its interest rate exposure to changes in both Treasury rates and spreads on Farmer Mac debt and Farmer Mac Guaranteed Securities. The notional amounts of these contracts are determined based on a duration-matched hedge ratio between the hedged item and the hedge instrument. Gains or losses generated by these hedge transactions should offset any changes in funding costs or AMBS sale prices that occur during the hedge period.

All financial derivatives are recorded on the balance sheet at fair value as a freestanding asset or liability in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS 133”). As discussed in Note 6, Farmer Mac does not designate its financial derivatives as fair value hedges or cash flow hedges, therefore, the changes in the fair values of financial derivatives are reported as gains or losses on financial derivatives and trading assets in the condensed consolidated statements of operations.

6.
Please refer to prior comment 7. Your response indicates that the forward sale contracts involving government-sponsored mortgage-backed securities are not designated hedge relationships, but your proposed disclosure indicates that this is a hedge relationship. In your revision please explicitly state the relationships which have and have not been designated as hedge relationships for accounting purposes.

Company Response

As stated above, based on Farmer Mac’s reassessment of its documentation and accounting treatment of financial derivative transactions under SFAS 133, while the agency forward sale contracts involving government-sponsored enterprise debt instruments and mortgage-backed securities entered into by the Company were highly effective economic hedges, the Company has determined that it was not appropriately applying hedge accounting in accordance with SFAS 133. In that regard, the disclosure cited in our response to comment 5

Mr. Paul Cline
U.S. Securities and Exchange Commission
November 14, 2006

above stated that Farmer Mac does not designate its financial derivatives (which include its forward sale contracts involving government-sponsored enterprise debt instruments and its forward sale contracts involving mortgage-backed securities) as fair value hedges or cash flow hedges; therefore, the changes in the fair values of those financial derivatives are reported as gains or losses on financial derivatives and trading assets in the condensed consolidated statements of operations.

If you have any questions concerning the matters discussed in this letter, please do not hesitate to contact me at 202-872-5554.

Sincerely,

/s/ Jerome G. Oslick
Jerome G. Oslick
                                General Counsel

cc:	Margaret Fitzgerald Staff Accountant

Nancy E. Corsiglia Chief Financial Officer

Timothy L. Buzby Comptroller

Abigail Arms, Esq. Shearman & Sterling LLP